Exhibit 16.1
April 30, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Item 4.01(a) of Pinnacle Entertainment, Inc.’s Form 8-K dated April 27, 2009, and have the following comments:
1.	We agree with the statements made in the paragraphs 1, 3, 4, 5.

2.
We agree with the statement made in paragraph 2 except that our audit report on the Company’s consolidated financial statements for each of the years ended December 31, 2008 and 2007 included an explanatory paragraph related to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48 “Uncertainty in Income Taxes.”

3.
We have no basis to agree or disagree with the statement made in paragraph 6 other than that we agree the Company had requested a proposal from Deloitte & Touche LLP with respect to the audit for the 2009 fiscal year, prior to our resignation.

Yours truly,
/s/ Deloitte & Touche LLP